SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1


                     CONNECTICUT GENERAL EQUITY PROPERTIES-I
                               LIMITED PARTNERSHIP
                            (Name of Subject Company)


                     CONNECTICUT GENERAL EQUITY PROPERTIES-I
                               LIMITED PARTNERSHIP
                      (Name of Person(s) Filing Statement)


                                UNITS OF INTEREST
                         (Title of Class of Securities)


                                      NONE
                      (CUSIP Number of Class of Securities)



                                  John D. Carey
                Connecticut General Realty Resources, Inc.-Third
                     900 Cottage Grove Road, South Building
                        Hartford, Connecticut 06152-2313
                                 (860) 726-6000

            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications on
                   Behalf of the Person(s) Filing Statement)


                                    Copy to:

                            W. Christian Drewes, Esq.
                            Kelley Drye & Warren LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 808-7800

                       Index to Exhibits Located at Page 4



## NY28/COLLO/73449.24

                  This document constitutes Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission on December 2, 1996 (as amended, the "Statement"), by Connecticut General Equity Properties-I Limited Partnership, a Connecticut limited partnership (the "Partnership"), relating to a tender offer by Everest Realty Investors, LLC, a California limited liability company (the "Bidder"), to purchase up to 15,695 of the units of limited partnership interest in the Partnership (the "Units") at a purchase price of $275 per Unit, less the amount of any Distributions (as defined in the Offer to Purchase referred to below) per Unit, if any, made by the Partnership after any Distributions made after the distribution from operations for the third quarter of 1996 and before the date on which the Bidder purchases the Units tendered pursuant to the Offer (as defined below) and less any Partnership transfer fees, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 1996 (the "Offer to Purchase"), as supplemented by the Supplement Letter to Offer to Purchase, dated December 6, 1996 (the "Supplement"), and the related Agreement of Transfer and Letter of Transmittal (the "Letter of Transmittal", which, together with the Offer to Purchase and the Supplement, constitute the "Offer"). Those items of the Statement which are indicated below are hereby amended by the addition of the information set forth below.

ITEM 4.           THE SOLICITATION OR RECOMMENDATION and

ITEM 7.           CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

                  The Partnership recommended rejection of the Offer primarily for two reasons: (1) the Partnership believes that the Offer price of $275 per Unit, less certain amounts, is inadequate; and (2) the Offer to purchase is limited to 15,695 Units, representing only approximately forty percent (40%) of outstanding Units. In reaching its determination, the Partnership considered a number of factors, including the fact that the Partnership was engaged in negotiations with Koll General Partner Services ("Koll") in connection with an offer made by Koll, on behalf of Glenborough Realty Trust Incorporated ("Glenborough"), to purchase all of the assets and liabilities of the Partnership as reflected in the Partnership's June 30, 1996 balance sheet for a purchase price of $13,000,000, an amount equal to approximately ninety percent (90%) of the net asset value as of December 31, 1995, adjusted for the sale of the Partnership's Westside Industrial Property.

                  On December 10, 1996, following further negotiations in which Glenborough agreed to increase its purchase price and to assume certain transactional costs, the Partnership and Glenborough executed a letter of intent (a copy of which is attached as Exhibit 8 hereto and incorporated herein by reference) setting forth an agreement in principle on the terms and conditions of the sale of all of the real estate assets of the Partnership (the "Letter of Intent"). Pursuant to the Letter of Intent, Glenborough has agreed to purchase all of the real estate assets of the Partnership for a purchase price of $14,554,000, which amount, when added to the other liquid assets of the Partnership and after taking into account the establishment of a reserve for anticipated fees and expenses of the sale and the liquidation of the Partnership (including a disposition fee payable to the General Partner of the Partnership as described



## NY28/COLLO/73449.24
                                       -1-
below), results in a return to Unitholders of approximately $382 per Unit, an amount equal to approximately ninety percent (90%) of the current net asset value (the "Glenborough Transaction"). In addition, Glenborough has agreed to pay all closing costs, including Koll's fees, except for (I) the Partnership's legal fees and similar costs, and (ii) a disposition fee payable to the General Partner of the Partnership pursuant to the Partnership Agreement, in an amount equal to one-half the normal and competitive rate (in view of Koll's fee of two percent (2%), the Partnership has calculated the General Partner's disposition fee at one percent (1%) of the purchase price). Consummation of the Glenborough Transaction is anticipated to occur by the end of January 1997, and is subject to (I) the preparation and execution of definitive acquisition agreements and the review of title and survey matters, (ii) the requisite approval of the holders of a majority of the issued and outstanding Units of the Partnership pursuant to the Partnership Agreement pursuant to which the Partnership was formed, and (iii) consummation of the purchase by Glenborough of the assets of CIGNA Income Realty-I Limited Partnership, a Delaware limited partnership ("CIGNA Income Realty-I"). CIGNA Income Realty-I and Glenborough have executed the same letter of intent setting forth an agreement in principle on the terms and conditions of the sale of all of the real estate assets of CIGNA Income Realty-I.

                  The Partnership has recommended approval of the Glenborough Transaction. A supplemental letter to the Unitholders of the Partnership communicating the Partnership's recommendation and soliciting the consent of Unitholders is filed as Exhibit 9 hereto and is incorporated herein by reference.

ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED.

                  Item 8 of the Statement is hereby amended by adding the following:

Reference is hereby made to (I) the Letter of Intent attached hereto as Exhibit 8, and (ii) the Supplement Letter to Letter of Recommendation attached hereto as
Exhibit 9, both which are incorporated herein by reference.

ITEM 9.           MATERIALS TO BE FILED AS EXHIBITS.

                  Item 9 of the Statement is hereby amended by the addition of the following to the list of Exhibits set forth in Item 9.

Exhibit No.                Description

8 Letter of Intent, dated December 10, 1996, between the Partnership and Glenborough Realty Trust Incorporated

9 Supplement Letter to Letter of Recommendation to Unitholders, dated December 11, 1996





## NY28/COLLO/73449.24
                                       -2-

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                     CONNECTICUT GENERAL EQUITY
                                     PROPERTIES-I LIMITED PARTNERSHIP

                                              By:  Connecticut General Realty
                                                       Resources, Inc.-Third,
                                                       General Partner


                                              By:  /s/ John D. Carey
                                                       John D. Carey, President


Dated:  December 11, 1996





## NY28/COLLO/73449.24
                                       -3-


                                  EXHIBIT INDEX

                                                                                                   Sequentially
    Exhibit No.                             Description                                            Numbered Page
    -----------                          -----------------                                         -------------
         8           Letter of Intent, dated December 10, 1996, between the
                     Partnership and Glenborough Realty Trust Incorporated                               5
         9           Supplement Letter to Letter of Recommendation to
                     Unitholders, dated December 11, 1996                                               10





































## NY28/COLLO/73449.24
                                       -4-

                                                                   EXHIBIT 8

              [LETTERHEAD OF GLENBOROUGH REALTY TRUST INCORPORATED]


                        Mr. John D. Carey, President
                        CIGNA Realty Resources Inc. - Tenth
                        Connecticut General Realty Resources, Inc. - Third 900 Cottage Grove Road S-3 13
                        Hartford, CN 06152-2313

                        Re:     CIGNA Income Realty I ("CIR")
                                Connecticut General Equity Properties I ("CGEP") Purchase of Real Estate Portfolios


Dear Mr. Carey:

In accordance with your recent discussions with Andrew Batinovich, I am pleased to submit this letter, which outlines the principal terms upon which the principal subsidiary of Glenborough Realty Trust Incorporated, a Maryland corporation (NYSE:GLB) ("Buyer"), is prepared to enter into two separate Purchase Contracts (the "Purchase Contracts,,) with CIR and CGEP (collectively, the "Partnerships"). to purchase their respective real estate portfolios, comprising the real property listed on Exhibit A attached hereto, together with all personal property owned by the Partnerships (including any computer hardware and software) located thereon (the "Properties").

This letter sets forth the terms and conditions under which the proposed transaction would occur. This letter of intent is solely a reflection of the general business terms of a proposed transaction and, except to the extent specifically noted in the Exclusivity section of this letter, only the fully executed Purchase Contracts shall create any contractual obligations between the parties.


PURCHASE PRICE AND METHOD OF PAYMENT

The purchase prices shall to be paid by Buyer ("Purchase Prices") shall be $29,650,000 to CIR and $14,554,000 to CGEP. The Purchase Prices shall be paid by Buyer in cash at closing, representing the total consideration for the acquisition of the Properties. Upon execution of a definitive agreement, Buyer shall deposit an amount equal to 1% of the Purchase Prices, which shall represent liquidated damages in the event of a default by Buyer.




## NY28/COLLO/73449.24
                                       -5-

CONTINGENCIES

Buyer has completed its due diligence investigation. The only closing contingencies in favor of Buyer shall be (i) satisfactory completion of title and survey review: (ii) absence of monetary encumbrances other than property taxes not yet due; (iii) the execution of estoppel certificates consistent with rent rolls provided by the Partnerships, by tenants representing a significant majority of the rental revenues for each non-residential property, with the specific requirements to be specified in the Purchase Contracts; and (iv) neither the Partnerships nor Buyer shall bc required to complete the transaction as to either Partnership if the other Partnership is unable to complete the transaction. The only closing contingency in favor of the Partnerships shall be obtaining the requisite majority vote by each Partnership's limited partners in accordance with the Partnerships' respective partnership agreements.


CONDUCT OF ESCROW, PRORATIONS AND COSTS

Escrow will be conducted through Chicago Title Insurance Company, Los Angeles office. Buyer and the Partnerships shall each be responsible for their respective legal fees and costs associated with negotiations. Transfer taxes as to any Property shall be borne by Buyer. Escrow fees, title insurance premiums and all other closing costs for each Property shall be allocated in accordance with local custom. Revenues, expenses and other items which are normally prorated shall be prorated and paid through escrow. Buyer shall be credited at closing for the amount of any tenant security deposit liabilities.


TIMING

Execution of Purchase Contracts: December 12, 1996 or as soon thereafter as practicable. Closing: January 31, 1997 or as soon thereafter as practicable.


BROKERAGE

Buyer is obligated to pay a brokerage commission to K/B Realty Advisors, and agrees to hold the Partnerships harmless from any claims by K/B Realty Advisors. The Partnerships and Buyer agree that there are no other brokers involved in this transaction and no fees payable to any other broker. Each Partnership and Buyer agree to defend, indemnify and hold harmless the other for any and all judgments, costs of suit, attorneys fees, and other reasonable expenses which the other may incur by reason of any action or claim against the other by any broker, agent or finder with whom the indemnifying party has dealt arising out of this Letter of Intent except for the above described commission, which shall be paid by Buyer at closing.


OPERATION OF THE PROPERTY



## NY28/COLLO/73449.24
                                       -6-

The Partnerships agree to continue to operate the Property in the same manner as it is now being operated. No new encumbrances or liens of any kind which cannot be discharged promptly at closing shall be incurred, except as may be permitted in the Purchase Contracts.


EXCLUSIVITY

The Partnerships hereby agree not to entertain or accept any other offers to purchase the Properties or any part thereof, until revocation of this letter by both Buyer and the Partnerships or termination of the Purchase Contracts. The Partnerships acknowledge that Buyer has incurred and will incur substantial expenses in performing its underwriting and investigation concerning the Properties and that adequate consideration exists for this agreement by the Partnerships as provided in the preceding sentence.


DOCUMENTATION

Immediately upon acceptance of this letter of intent, Buyer shall prepare for review and execution by the Partnerships the Purchase Contracts, reflecting the terms and conditions of this letter and containing such additional covenants, representations and conditions as the parties may agree. The Purchase Contracts shall govern the proposed transaction. Buyer and the Partnerships shall reasonably cooperate in preparing and executing such other collateral documentation and agreements as may be necessary to implement the proposed transaction as intended herein.





## NY28/COLLO/73449.24
                                       -7-

If this letter accurately sets forth the terms and conditions of an acceptable transaction, please so indicate by executing a copy where indicated below and returning a fully executed copy to me on or before 2 business days from the date of this letter. I look forward to your affirmative response at your earliest convenience.


                                Sincerely,

                                GLENBOROUGH REALTY TRUST INCORPORATED

                                s/
                                ROBERT BATINOVICH
                                President

                                RB:mm



Accepted this 10th day of December, 1996:

CIGNA INCOME REALTY I                    CONNECTICUT GENERAL EQUITY PROPERTIES I

By:  CIGNA Realty Resources, Inc. - Tenth    By:   Connecticut General Realty
                                                   Partners, Inc. - Third

     By: s/                                        By: s/

         John D. Carey, President                      John D. Carey, President



## NY28/COLLO/73449.24
                                       -8-

                                    EXHIBIT A
                               TO LETTER OF INTENT



CIGNA INCOME REALTY I

Woodlands Tech Center                                         St. Louis, MO
Piedmont Plaza                                                Apopka, FL
Overlook Apartments                                           Scottsdale, AZ
Westford Corporate Center (74% interest)                      Westford, MA


CONNECTICUT GENERAL EQUITY PROPERTIES I
Westford Corporate Center (26% interest)                      Westford, MA
Lake Point I, II and III                                      Orlando, FL
Woodlands Plaza II                                            St. Louis, MO












## NY28/COLLO/73449.24
                                       -9-

                                                                 EXHIBIT 9


                         [LETTERHEAD OF THE PARTNERSHIP]



December 11, 1996


                  Re:  Everest Realty Investors, LLC Tender Offer


Dear Unitholder:

                  This letter supplements our letter of December 2, 1996, in which we recommended that you reject an Offer to Purchase dated November 18, 1996, from Everest Realty Investors, LLC ("Everest"). Everest has offered to purchase up to 15,696 (40%) of the currently outstanding Units of Connecticut General Equity Properties-I Limited Partnership (the "Partnership") at a purchase price of $275 per Unit less certain adjustments and expenses (the "Everest Offer"). Everest recently sent a supplemental letter dated December 6, 1996, in



## NY28/COLLO/73449.24
                                      -10-
which it did not increase the price or otherwise alter the terms of the Everest Offer but rather offered various arguments for its acceptance.

                  THE PARTNERSHIP RECOMMENDS THAT UNITHOLDERS REJECT THE EVEREST OFFER AND NOT TENDER THEIR UNITS TO EVEREST.

                  Enclosed  is a copy of  Amendment  No. 1 to the  Partnership's
Schedule 14D-9, filed today with the Securities and Exchange Commission, in which the Partnership supplements and amends the information set forth in the
Schedule 14D-9 filed on December 2, 1996.

                  As set forth in our December 2, 1996 letter, the Partnership recommended rejection of the Everest Offer for several reasons, including the fact that the Partnership was engaged in negotiations with Koll General Partner Services ("Koll") in connection with an offer made by Koll, on behalf of Glenborough Realty Trust Incorporated ("Glenborough"), to purchase all of the assets of the Partnership for a price that would have resulted in a return to investors substantially greater than that represented by the Everest Offer.

                  On December 10, 1996, following further negotiations in which Glenborough agreed to increase its purchase price and to assume certain transactional costs, the Partnership and Glenborough executed a letter of intent (a copy of which is enclosed) setting forth an agreement in principle on the terms and conditions of the sale of all of the real estate assets of



## NY28/COLLO/73449.24
                                      -11-
the Partnership (the "Letter of Intent"). Pursuant to the Letter of Intent, Glenborough has agreed to purchase all of the real estate assets of the Partnership for a purchase price of $14,554,000, which amount, when added to the other liquid assets of the Partnership and after taking into account the establishment of a reserve for anticipated fees and expenses of the sale and the liquidation of the Partnership (including a disposition fee payable to the General Partner of the Partnership as described below), results in a return to Unitholders of approximately $382 per Unit, an amount equal to approximately ninety percent (90%) of the current net asset value (the "Glenborough Transaction"). In addition, Glenborough has agreed to pay all closing costs, including Koll's fees, except for (I) the Partnership's legal fees and similar costs, and (ii) a disposition fee payable to the General Partner of the Partnership pursuant to the Partnership Agreement, in an amount equal to one-half the normal and competitive rate (in view of Koll's fee of two percent (2%), the Partnership has calculated the General Partner's disposition fee at one percent (1%) of the purchase price). Consummation of the Glenborough Transaction is anticipated to occur by the end of January 1997, and is subject to (I) the preparation and execution of definitive acquisition agreements and the review of title and survey matters, (ii) the requisite approval of the holders of a majority of the issued and outstanding Units of the Partnership pursuant to the Partnership Agreement pursuant to which the Partnership was formed, and (iii) consummation of the purchase by Glenborough of the assets of CIGNA Income Realty-I Limited Partnership, a Delaware limited partnership ("CIGNA Income Realty-I"). CIGNA Income Realty-I and Glenborough have executed a similar letter of intent setting forth an agreement in principle on the terms and conditions of the sale of all of the real estate assets of CIGNA Income Realty-I.



## NY28/COLLO/73449.24
                                      -12-

                  THE PARTNERSHIP RECOMMENDS THAT UNITHOLDERS APPROVE AND RATIFY THE GLENBOROUGH TRANSACTION.

                  Please note that if you have previously tendered your Units to Everest pursuant to the Everest Offer, such tender of Units may be withdrawn by you at any time on or prior to December 17, 1996. For such withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by IBJ Schroder Bank & Trust Company (the Depository under the Everest Offer) at one of the addresses set forth in the Everest Offer or by facsimile at (212) 858-2611.

                  This letter merely summarizes the contents of the Letter of Intent and the Partnership's recommendations as explained in the Schedule 14D-9 and the enclosed Amendment No. 1, and is qualified by the information set forth therein; accordingly, you are urged to read the Schedule 14D-9, the enclosed Amendment No. 1, and the Letter of Intent in their entirety.

                  Please indicate your approval or disapproval of the Glenborough Transaction by signing the enclosed form and checking the appropriate box and returning such form to the Partnership by mail addressed to CGEP, 900 Cottage Grove Road, S-313, Hartford, CT 06152-2313, or by faxing such form to the Partnership at (860) 726-4166, on or before January 24, 1997, the date upon which votes will be counted.




## NY28/COLLO/73449.24
                                      -13-

                  Please call the undersigned with any questions you may have regarding the Everest Offer, the Glenborough Transaction, the information set forth in the enclosed Amendment No. 1 to Schedule 14D-9, the status of your investment, or any other related matter.

                                      Sincerely,

                                      CONNECTICUT GENERAL EQUITY
                                               PROPERTIES-I LIMITED
                                               PARTNERSHIP

                                      By:  Connecticut General Realty
                                                        Resources, Inc.-Third
                                                        General Partner



                                      By:
                                               John D. Carey, President



## NY28/COLLO/73449.24
                                      -14-

           CONNECTICUT GENERAL EQUITY PROPERTIES-I LIMITED PARTNERSHIP


THE PARTNERSHIP'S RECOMMENDATION THAT THE GLENBOROUGH
TRANSACTION BE AUTHORIZED BY UNITHOLDERS IS HEREBY:

               APPROVED __________            DISAPPROVED __________.

PLEASE NOTE THAT THE UNITS REPRESENTED BY THIS LETTER WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE. IF NO SPECIFICATION IS MADE, THE UNITS REPRESENTED BY THIS LETTER WILL BE VOTED IN FAVOR
OF APPROVAL OF THE GLENBOROUGH TRANSACTION.



------------------------------                ------------------------------
Signature of Unitholder                       Signature of additional Unitholder
                                              (if held jointly or as tenants in
                                              common or by the entirety)


------------------------------                ------------------------------



(Please Print Name)                           (Please Print Name)


Number of Units _______________



                  PLEASE INDICATE YOUR APPROVAL OR DISAPPROVAL OF THE GLENBOROUGH TRANSACTION BY SIGNING THIS FORM AND CHECKING THE APPROPRIATE BOX AND RETURNING THIS FORM TO THE PARTNERSHIP BY MAIL ADDRESSED TO CGEP, 900 COTTAGE GROVE ROAD, S-313, HARTFORD, CT 06152-2313, OR BY FAXING THIS FORM TO THE PARTNERSHIP AT (860) 726-4166, ON OR BEFORE JANUARY 24, 1997, THE DATE UPON WHICH VOTES WILL BE COUNTED.


NOTE:If the Units are held jointly, each holder should sign. If signing for an estate, trust or corporation, title or capacity should be stated.




## NY28/COLLO/73449.24
                                      -15-